StartEngine Primary LLC

Financial Statements

December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: StartEngine Primary LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4100 W Alameda Ave, Suite 300
(No. and Street)

Burbank	CA	91505
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Hunter Strassman	516-382-3479	Hunter@startengine.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Company
(Name – if individual, state last, first, and middle name)

1785 West 2320 South	Salt Lake City	UT	84119
(Address)	(City)	(State)	(Zip Code)

10/20/2003	457
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Howard Marks</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>StartEngine Primary LLC</u>, as of <u>12/31</u>, 2<u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Howard Marks

Title:

CEO

> **Please see attached All Purpose Jurat form for additional Notary Events**

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☑ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☑ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JURAT ATTACHMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF ___Texas___ }

COUNTY OF ___Harris___}

Document Notarized using a Live Audio-Video Connection

The foregoing instrument was subscribed and sworn before me this date of ___02/24/2026___, by ___Howard Marks___

This notarial act was an online notarization.



AMBER BERENICE PEREZ
ELECTRONIC NOTARY PUBLIC
STATE OF TEXAS
NOTARY ID: 133671926
COMISSION EXP: MAR 29, 2026

(Notary Seal)

Notary's Signature___*Amber Berenice Perez*___

Registration No.: ___133671926___

Commission Expiration Date:___March 29, 2026___

Table of Contents



Haynie

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of StartEngine Primary, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of StartEngine Primary, LLC as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of StartEngine Primary, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of StartEngine Primary, LLC's management. Our responsibility is to express an opinion on StartEngine Primary, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to StartEngine Primary, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedule I - Net Capital Computation, Schedule II - Determination of Reserve Requirements Under Rule 15c3-3(e) of the Securities and Exchange Commission, and Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3(b) of the Securities and Exchange Commission (supplemental information) have been subjected to audit procedures performed in conjunction with the audit of StartEngine Primary, LLC's financial statements. The supplemental information is the responsibility of StartEngine Primary, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie

Haynie
Salt Lake City, Utah
March 2, 2026

We have served as StartEngine Primary, LLC's auditor since 2023.

StartEngine Primary LLC

Statement of Financial Condition

As of December 31, 2025

		December 31, 2025
Assets		
Current assets:		
Cash	$	7,208,450
Restricted cash		3,800,500
Accounts receivable, net of allowance		965,766
Other current assets		112,028
Total current assets		12,086,744
Investments - warrants		54,021
Investments - stock		8,880,358
Total assets	$	21,021,123
Liabilities and Member's Equity		
Current liabilities:		
Accounts payable	$	36,683
Accrued liabilities		1,059,919
Customer deposits		2,807,645
Due to related party		760,513
Total current liabilities		4,664,760
Total liabilities		4,664,760
Commitments and contingencies		
Member's Equity		16,356,363
Total stockholders' equity		16,356,363
Total liabilities and member's equity	$	21,021,123

See accompanying notes to financial statements

3

Statement of Operations

For the year ended December 31, 2025

Revenues	$	12,786,060
Cost of revenues		3,627,040
Gross profit		9,159,020
Operating expenses:		
General and administrative		1,751,156
Sales and marketing		900,516
Research and development		679,252
Total operating expenses		3,330,924
Operating income		5,828,096
Other expense (income), net:		
Other expense (income), net		(15,683)
Impairment in value of shares received for fees		1,725,171
Total other expense (income), net		1,709,488
Income before provision for income taxes		4,118,608
Provision for income taxes		-
Net Income		4,118,608

See accompanying notes to financial statements

Statement Changes in Member's Equity

For the year ended December 31, 2025

Balance December 31, 2024	$	5,067,411
Transfer of securities		7,170,344
Net Income		4,118,608
Balance December 31, 2025	$	16,356,363

See accompanying notes to financial statements

StartEngine Primary LLC

Statement of Cash Flows

For the year ended December 31, 2025

	Year Ended December 31,
	2025
Cash flows from operating activities:	
Net income	$ 4,118,608
Adjustments to reconcile net income to net cash provided by operating activites:	
Bad debt expense	156,392
Fair value of Securities received for fees	(1,809,961)
Impairment in value of shares received for fees	1,725,171
Changes in operating assets and liabilites:	
Accounts receivable	(241,499)
Other current assets	204,920
Accounts payable	(42,093)
Accrued liabilities	123,695
Customer deposits	558,393
Due to related party	377,963
Net cash provided by operating activities	5,171,589
Cash flows from investing activities:	
Net cash (used in) provided by investing activities	-
Cash flows from financing activities:	
Net cash provided by financing activities	-
Increase in cash and cash equivalents	5,171,589
Cash and cash equivalents, beginning of period	5,837,361
Cash and cash equivalents, end of period	$ 11,008,950
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -
Impairment of Investments	$ 1,725,171
Non cash investing & financing activities	
Transfer of Monogram securities to other receivables	$ 448,484
Transfer of securities from StartEngine Crowdfunding	$ 7,170,344

See accompanying notes to financial statements

6

StartEngine Primary LLC

Notes to Financial Statements

Note 1: Organization and Basis of Presentation

Organization

StartEngine Primary LLC (the "Company") was formed in Delaware as a sole member limited liability company on October 12, 2017.

The Company is licensed by the Financial Industry Regulatory Authority (FINRA) as a broker-dealer in financial securities. It acts as an intermediary between buyers and sellers of financial securities.

Basis of Presentation

The accompanying financial statements are prepared in accordance with generally acceptable accounting principles in the United States of America ("GAAP").

Note 2: Summary of Significant Accounting Policies

Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Investments

Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. At each reporting period, to estimate fair value of these investments management performs procedures such as evaluating subsequent investment rounds, current financial information available, press releases, etc. If there were no additional investment rounds, the Company will estimate impairment for held shares at 33%, performed annually. The resulting charge is the difference between cost and market (or fair value) during the period is included in income. Warrants owned by the company are subject to Black Scholes valuation which is updated every year at year end. Any change in value of the warrants is recognized as a gain or loss on the financial statements.

Income Tax Provision

The Company, with the consent of its Members, has elected to be an LLC. LLCs provide that the Members rather than the Company, is subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a gross receipts tax. The Company files a consolidated tax return and no income tax provision is being accounted for. The Company is subject to audit by the taxing agencies for years ending December 31, 2023, 2024 and 2025.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Significant estimates include the value of marketable securities, the value of stock and warrants received as compensation and collectability of accounts receivable. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

ASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset of liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Following is description of the valuation methodologies used for assets measured at fair value.

Stocks: Unrestricted quoted market price at major stock markets
Warrants: Black-Scholes analysis, conducted annually
Level 3 Stock: Repriced annually based on subsequent investment rounds. If no subsequent investment rounds, impair the value of the stock by 33%

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2025:

	Level 1	Level 2	Level 3	Total
Investment - common stock	5,895	—	8,874,463	8,880,358
Investment - warrants	—	—	54,021	54,021
	$ 5,895	$ —	$ 8,928,484	$ 8,934,379

The following table presents additional information about transfers in and out of Level 3 assets measured at fair value for the year ended December 31, 2025 as it relates to Investments - warrants and Investments - common shares:

	Investments- Warrants
Fair value at December 31, 2024	$ 60,104
Receipt of warrants	—
Change in fair value of warrants	(6,083)
Fair value at December 31, 2025	$ 54,021

	Investments- Common stock
Fair value at December 31, 2024	$ 1,804,529
Receipt of stock	1,809,961
Transfer of stock via member contribution	7,170,344
Transfer of shares to receivable	(185,200)
Change in fair value of stock	(1,725,171)
Fair value at December 31, 2025	$ 8,874,463

The following range of variables were used in valuing Level 3 warrant assets during the year ended December 31, 2025:

	2025
Expected life (years)	.17 - 3.08
Risk-free interest rate	3.73 - 3.73 %
Expected volatility	75.0 - 160.0 %
Annual dividend yield	0 %
Underlying share values	$ 0.43 – $2.50
Strike Prices	$ 0.30 – $100.00

For common stock received, the Company will assess the fair value of each issuer's stock annually. If an issuer has conducted a subsequent round of fundraising, the Company will value the stock held at the value of the current issue price per share. If there has not been an investment round held in the current year, the company will impair the value of the held shares by 33% to estimate any market changes that may have occurred throughout the year. As of December 31, 2025, the Company had $1,725,171 of write down expense.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at the invoiced amount and are non-interest-bearing. Bad debt expense for year ended December 31, 2025 was $156,392.

The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The allowance for doubtful accounts as of December 31, 2025 was $0. The Company reserves any accounts receivable outstanding by more than 30 days and will write off any invoices that are uncollectable after 90 days outstanding.

Revenue Recognition

The Company accounts for revenue in accordance with ASC 606, Revenue from Contracts with Customers. ASC 606 contains a framework for analyzing potential revenue transactions by identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract, and recognizing revenue when (or as) the Company satisfies a performance obligation.

The Company recognizes revenues from Regulation A and Regulation Crowdfunding platform fees at an agreed-upon rate. In 2025 the rate was a percentage of the capital raised. Platform fees are paid to the Company from customers' escrow accounts. For certain Regulation A and Regulation Crowdfunding offerings, the Company earns a portion of its platform fees in warrants

10

or shares. The grant date fair values of shares and warrants received are recognized as revenue when earned. The Company's performance obligations are satisfied as services are rendered throughout the duration of the campaign. The Company includes in its agreements with its issuers that a minimum amount of capital must be raised before disbursement can be considered. Additionally, the issuer and the Company reserve the right to cancel the raise before disbursement occurs with written notice. If the issuance is cancelled, investors will be refunded in full by the escrow agent without interest.

The Company also provides other ancillary bundled professional services, which are recognized as such services are rendered.

In all instances, as a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

Recently Adopted Accounting Pronouncements

In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This update clarifies the effective date of ASU 2024-03, which requires public business entities to provide disaggregated disclosures of certain income statement expense captions. ASU 2025-01 specifies that the requirements are effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual periods beginning after December 15, 2027; early adoption is permitted. The adoption of ASU 2025-01 will not have a material effect on the Company's financial statements.

Operating Segments and Related Disclosures

We manage our Company as one reportable operating segment, our Company operates as a broker dealer providing Regulation A and Regulation Crowdfunding offerings to clients. The segment information aligns with how the Company's Chief Operating Decision Maker ("CODM") reviews and manages our business. The Company's CODM is the Company's Chief Executive Officer.

Financial information and annual operating plans and forecasts are prepared and reviewed by the CODM at an entity level. The CODM assesses performance for the broker-dealer segment and decides how to better allocate resources based on revenue that is reported on the Statements of Operations. The Company's objective in making resource allocation decisions is to optimize the financial results. The accounting policies of our broker-dealer segment are the same as those described in the summary of significant accounting policies herein.

For single reportable segment-level financial information, total assets, and significant non-cash transactions, see Financial Statements

11

Note 3: Cash and Restricted Cash

The following table provides a reconciliation of cash and restricted cash reported within the statement of financial condition with the total of the same amounts presented in the statement of cash flows.

Cash and cash equivalents	$ 7,208,450
Cash segregated in accordance with Federal regulations - customers	3,800,500
Total Cash and restricted cash shown in the statements of cash flows	$ 11,008,950

Note 4: Cash Segregated In Accordance With Federal Regulations

The Company is required by Rule 15c3-3 of the Securities and Exchange Commission to maintain a cash reserve with respect to customers' transactions and credit balances, on a settlement date basis. Such a reserve is computed weekly using a formula provided by the rule and the reserve account must be separate from all other bank accounts of the Company. The required reserve as of December 31, 2025 was calculated to be $2,807,645. The Company had $3,800,500 cash on deposit in the reserve account, which was $992,855 more than the amount required.

Note 5: Related Party Activity

The Company has an expense sharing agreement with StartEngine Crowdfunding, Inc ("the Parent Company") as per SEA Rule 15c3-1 which states, "Every broker or dealer must at all times have and maintain net capital no less than the greater of the highest minimum requirement applicable to its ratio requirement…or to any of its activities…and must otherwise not be "insolvent"." As part of the normal course of business, the Parent Company incurs expenses for the entire business, of which a portion is allocatable to the Company. In an effort to more accurately calculate the Company's net capital calculation, a portion of the monthly expenses from the Parent Company will be allocated to the Company based on the total revenue earned by the Company as a percentage of the gross revenue for the month. For the year ended December 31, 2025, the Company allocated $5,230,836 of expense from the Parent Company to the Company.

In 2025, the Company received a transfer of stock held by the parent entity of $7,170,344 which represents the value of the equity received. This transfer occurred as the Company shifted all issuances to the broker-dealer entity and determined that the Company should carry the assets going forward. The Company determined the value of the asset by conducting its review of fair value of assets held and impaired by 33% per subsequent year at time of review per the Company's policy on level 3 investments.

12

For the year ended December 31, 2025, the Company had $760,513 due to the Parent Company.

Note 6: Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $250,000 or 2% of aggregate indebtedness from the Customer Reserve Calculation. The amount of aggregate debts on December 31, 2025 was $0. At December 31, 2025, the Company had net capital, as defined, of $6,344,190, which exceeded the required minimum net capital of $250,000 by $6,094,190.

Note 7: Concentration of Credit Risks

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit-worthy customers and counterparties.

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company's cash balances may exceed federally insured limits. As of December 31, 2025, uninsured cash balances totaled $6,926,675

Note 8: Concentration of Revenue

The Company operates as a FINRA-registered broker-dealer and provides brokerage services to a diverse client base. During the year ended December 31, 2025, no individual client accounted for 10% or more of the Company's total revenue. Management monitors client concentration risk on an ongoing basis and seeks to mitigate such risk through diversification of the Company's client base.

Note 9: Carrying Broker-Dealer

During the second quarter of 2022, the Company began acting as a carrying broker-dealer and carrying customer cash in accounts maintained by the Company. Customer cash and funds generated through the use of customer securities are maintained in accordance with Securities Exchange Act Rule 15c3-3, including the requirement to maintain a reserve for the benefit of customers.

Note 10: Payables to Customers

13

Accounts payable to customers as of December 31, 2025 consist primarily of customer cash balances. Customer cash balances are maintained in segregated accounts in compliance with applicable regulatory requirements. Customers deposit funds into brokerage accounts for use in purchasing securities in primary issuances or secondary market transactions on the Company platform. Customer account statements are issued monthly, and customer funds are payable on demand. As of December 31, 2025, accounts payable to customers totaled $2,807,645.

Note 11: Commitments and Contingencies

In the normal course of business, litigation and regulatory matters may arise for the Company. As of issuance, the Company is currently not involved with and does not know of any pending or threatening litigation against the Company or any of its officers.

Note 12: Subsequent Events

Management has evaluated subsequent events through the date the financial statements were available to be issued and determined that no events have occurred that require adjustment to or disclosure in the accompanying financial statements.

StartEngine Primary LLC

Schedule I - Net Capital Computation

For the year ended December 31, 2025

Equity

Member Contributions	13,060,444	
Current Year Earnings	4,118,608	
Retained Earnings	(822,689)	
Total Equity		**16,356,363**
Accounts receivable, net of allowance	965,766	
Other current assets	112,028	
Investments - warrants	54,021	
Investments - stock	8,880,358	
Total Non-Allowable Assets		**10,012,173**
TOTAL NET CAPITAL		**6,344,190**
2% of Aggregate Debit Items in the Customer Reserve Calc	$ -	
	2.000%	
	0	
Minimum Net Capital	250,000	
Greater of the two:		250,000
Excess Net Capital		**6,094,190**

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

15

StartEngine Primary, LLC

Schedule II - Determination of Reserve Requirements

**Under Rule 15c3-3(e) of the Securities and Exchange Commission
December 31, 2025**

Credit Balances:

	Free credit balances and other credit balances customers' securities accounts	$	2,807,645
	Total Credit balances		2,807,645

Debit Balances:

	Total Debit balances		-

Reserve Computation:

	Excess of total credits over total debits	$	2,807,645
	Cash Segregated under federal and other regulations		3,800,500
	Amount of deposit in "Reserve Bank Accounts'" over amount required		992,855

StartEngine Primary, LLC

Schedule III - Information
Relating to Possession or
Control Requirements

Under Rule 15c3-3(b) of the Securities
and Exchange Commission
December 31, 2025

Customers' fully paid and excess margin securities not In respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frame specified
1.   under rule 15c3-3).

		None
A.	Number of items	None

Customers' fully paid securities and excess margin securities (for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from tempoary lags which result from
2.   normal business operations as permitted under rule 15c-3-3).

		None
A.	Number of items	None

Compliance Report

StartEngine Primary LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year January 1, 2025 through December 31, 2025;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year January 1, 2025 through December 31, 2025;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e)as of the end of the most recent fiscal year ended December 31, 2025; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

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Howard Marks, CEO



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of StartEngine Primary, LLC

We have examined StartEngine Primary, LLC's statements, included in the accompanying Compliance Report, that (a) StartEngine Primary, LLC 's internal control over compliance was effective during the most recent fiscal year January 1, 2025 through December 31, 2025; (b) StartEngine Primary, LLC's internal control over compliance was effective as of the end of the most recent fiscal year January 1, 2025 through December 31, 2025; (c) StartEngine Primary, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2025; and (d) the information used to state that StartEngine Primary, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from StartEngine Primary, LLC's books and records. StartEngine Primary, LLC's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing StartEngine Primary, LLC with reasonable assurance that noncompliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2231, *Customer Account Statements*, of the Financial Industry Regulatory Authority (FINRA) that requires account statements to be sent to the customers of StartEngine Primary, LLC will be prevented or detected on a timely basis. Our responsibility is to express an opinion on StartEngine Primary, LLC's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether StartEngine Primary, LLC's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2025; StartEngine Primary, LLC complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2025; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2025, was derived from StartEngine Primary, LLC's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating StartEngine Primary, LLC's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from StartEngine Primary, LLC's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, StartEngine Primary, LLC's statements referred to above are fairly stated, in all material respects.

Haynie

Haynie
Salt Lake City, Utah
March 2, 2026